Exhibit 99.1

YATRA ONLINE, INC. ANNOUNCES RESULTS FOR

THE THREE MONTHS SEPTEMBER 30, 2023

Gurugram, India and New York November 17, 2023— Yatra Online, Inc. (NASDAQ: YTRA) (the “Company”), India’s leading corporate travel services provider and one of India’s leading online travel companies, today announced its unaudited financial and operating results for the three months ended September 30, 2023.

“We delivered strong growth of Air Passengers booked up 31.2% YoY far outpacing domestic air passenger industry growth of 22.7% YoY, clearly demonstrating our ability to gain market share and the strength of the YATRA brand. Our revenue for the quarter ended September 30, 2023, was reported at INR 947.6 million (USD 11.4 million) up 14.0% YoY. Adjusted Margin from Air Ticketing of USD 12.3 million was down by 4.8% YoY largely on account of a 14.7% YoY softening in Air ticket prices. Adjusted EBITDA for the quarter reached INR 34.9 million (USD 0.4 million), lower vs. the September 2022 quarter at INR 77.7 million (USD 0.9 million).

Yatra Online Limited, our Indian subsidiary, was successfully listed on the National Stock Exchange of India Limited and on the Bombay Stock Exchange on September 28, 2023 consummating the IPO of INR 7,750 million. The proceeds from this milestone will predominantly fuel our strategic growth, technology advancements, and customer-centric initiatives.

We believe the IPO will also be beneficial to the consolidated company on several fronts as it provides a liquid stock that can be used for M&A in India. In addition, the transaction expands the shareholder base of the consolidated company by adding retail and institutional investors in India already familiar with Yatra’s business and brand while increasing its visibility through a larger pool of equity analysts.

Additionally, I would also like to share that the Board has authorized a share repurchase of up to $5 million of our NASDAQ listed YTRA shares, underscoring our confidence in Yatra’s future and our steadfast commitment to delivering shareholder value. This authorization represents approximately 5% of Yatra Online, Inc’s market capitalization based on the current share price.

In conclusion, as we navigate the evolving landscape, our commitment remains unwavering—to leverage growth opportunities and ensure Yatra’s continued ascent” - Dhruv Shringi, Co-founder and CEO.

Financial and operating highlights for the three months ended September 30, 2023:

●	Revenue of INR 947.6 million (USD 11.4 million), representing an increase of 14.0% year-over-year basis (“YoY”).
●	Adjusted Margin (1) from Air Ticketing of INR 1,018.3 million (USD 12.3 million), representing a decrease of 4.8% YoY.
●	Adjusted Margin (1) from Hotels and Packages of INR 278.3 million (USD 3.3 million), representing an increase of 15.6% YoY.
●	Total Gross Bookings (Air Ticketing, Hotels and Packages and Other Services)(3) of INR 17,520.3 million (USD 210.9 million), representing an increase of 10.2% YoY.

●	Loss for the period was INR 272.9 million (USD 3.3 million) versus a loss of INR 71.2 million (USD 0.9 million) for the three months ended September 30, 2022, reflecting an increase in loss by INR 201.6 million (USD 2.4 million) YoY.
●	Result from operations were a loss of INR 120.6 million (USD 1.5 million) versus a loss of INR 5.8 million (USD 0.1 million) for the three months ended September 30, 2022, reflecting an increase in loss by INR 114.8 million (USD 1.4 million) YoY.
●	Adjusted EBITDA(2) Profit was INR 34.9 million (USD 0.4 million) reflecting a decrease of 55.1% YOY.

	Three months ended September 30,
	2022	2023	2023
	Unaudited	Unaudited	Unaudited	YoY Change
(In thousands except percentages)	INR	INR	USD	%
Financial Summary as per IFRS
Revenue	831,378	947,574	11,405	14.0%
Results from operations	(5,761)	(120,598)	(1,454)	1993.4%
Loss for the period	(71,221)	(272,862)	(3,287)	(283.1)%
Financial Summary as per non-IFRS measures
Adjusted Margin (1)
Adjusted Margin - Air Ticketing	1,069,744	1,018,276	12,257	(4.8)%
Adjusted Margin - Hotels and Packages	240,708	278,271	3,349	15.6%
Adjusted Margin - Other Services	41,053	49,561	597	(20.7)%
Others (Including Other Income)	164,377	169,115	2,036	2.9%
Adjusted EBITDA (2)	77,717	34,888	420	(55.1)%
Operating Metrics
Gross Bookings (3)	15,893,648	17,520,272	210,884	10.2%
Air Ticketing	13,200,796	14,771,705	177,801	11.9%
Hotels and Packages	1,947,481	2,183,857	26,286	12.1%
Other Services (6)	745,371	564,710	6,797	(24.2)%
Adjusted Margin %*(4)
Air Ticketing	8.1%	6.9%
Hotels and Packages	12.4%	12.7%
Other Services	5.5%	8.8%
Quantitative details (5)
Air Passengers Booked	1,266	1,660		31.2%
Stand-alone Hotel Room Nights Booked	412	440		6.8%
Packages Passengers Travelled	5	5		3.6%

Note:

(1)	As certain parts of our revenue are recognized on a “net” basis and other parts of our revenue are recognized on a “gross” basis, we evaluate our financial performance based on Adjusted Margin, which is a non-IFRS measure.
(2)	See the section below titled “Certain Non-IFRS Measures.”
(3)	Gross Bookings represent the total amount paid by our customers for travel services, freight services and products booked through us, including taxes, fees and other charges, and are net of cancellation and refunds.
(4)	Adjusted Margin % is defined as Adjusted Margin as a percentage of Gross Bookings.
(5)	Quantitative details are considered on a gross basis.
(6)	Other Services primarily consists of freight business, bus, rail and cab and others services.

As of September 30, 2023, 64,183,695 ordinary shares (on an as-converted basis), par value $0.0001 per share, of the Company (the “Ordinary Shares”) were issued and outstanding.

Convenience Translation

The interim unaudited condensed consolidated financial statements are stated in INR. However, solely for the convenience of readers, the unaudited interim condensed consolidated statement of profit or loss and other comprehensive loss for the three months and six months ended September 30, 2023, the unaudited interim condensed consolidated statement of financial position as at September 30, 2023, the unaudited interim condensed consolidated statement of cash flows for the six months ended September 30, 2023 and discussion of the results of the three months ended September 30, 2023 compared with three months ended September 30, 2022, were converted into U.S. dollars at the exchange rate of 83.08 INR per USD, which is based on the noon buying rate as at September 30, 2023, in The City of New York for cable transfers of Indian rupees as certified for customs purposes by the Federal Reserve Bank of New York. This arithmetic conversion should not be construed as representation that the amounts expressed in INR may be converted into USD at that or any other exchange rate as well as that such numbers are in compliance as per the requirements of the International Financial Reporting Standards (“IFRS”).

Recent developments

On November 17, 2023 the Company announced that its Board of Directors has approved a share repurchase program, pursuant to which the Company is authorized to purchase up to $5 million of its outstanding ordinary shares listed on NASDAQ, par value $0.0001 per share (“Ordinary Shares”), over an unlimited time period.

Results of Three Months Ended September 30, 2023

Revenue. We generated Revenue of INR 947.6 million (USD 11.4 million) in the three months ended September 30, 2023, an increase of 14.0% compared with INR 831.4 million (USD 10.0 million) in three months ended September 30, 2022.

The increase in revenue was primarily due to the sustained elevated travel demand in India in the quarter ended September 30, 2023 as compared to the quarter ended September 30, 2022 and an accrual of threshold bonus for Global Distribution System (“GDS”) contracts in the three months ended September 30, 2023.

Service cost. Our Service cost increased to INR 166.1 million (USD 2.0 million) in the three months ended September 30, 2023, compared to Service cost of INR 94.1 million (USD 1.1 million) in the three months ended September 30, 2022, primarily due to higher package sales in the three months ended September 30, 2023 on account of recovery in consumer travel markets.

The following table reconciles our Revenue (an IFRS measure) to Adjusted Margin (a non-IFRS measure), for further details, see section below titled “Certain Non-IFRS Measures.”

Reconciliation of Revenue (an IFRS measure) to Adjusted Margin (a non-IFRS measure)

	Reportable Segments
	Air Ticketing		Hotels and Packages		Other Services
	Three months ended September 30,
Amount in INR thousands (Unaudited)	2022	2023	2022	2023	2022	2023
Revenue as per IFRS - Rendering of services	428,595	391,961	267,281	365,820	34,599	45,459
Customer promotional expenses	641,149	626,315	67,575	78,576	6,454	4,102
Service cost	-	-	(94,148)	(166,125)
Adjusted Margin	1,069,744	1,018,276	240,708	278,271	41,053	49,561

Air Ticketing. Revenue from our Air Ticketing business was INR 392.0 million (USD 4.7 million) in the three months ended September 30, 2023 as compared to INR 428.6 million (USD 5.2 million) in the three months ended September 30, 2022, reflecting an decrease of 8.5%.

Adjusted Margin (1) from our Air Ticketing business decreased to INR 1,018.3 million (USD 12.3 million) in the three months ended September 30, 2023, as compared to INR 1,069.7 million (USD 12.9 million) in the three months ended September 30, 2022. In the three months ended September 30, 2023, Adjusted Margin (1) for Air Ticketing includes the add-back of INR 626.3 million (USD 7.5 million) of consumer promotion and loyalty program costs, which reduced Revenue as per IFRS 15, against an add-back of INR 641.1 million (USD 7.7 million) in the three months ended September 30, 2022. Decline in margins is due to limited access to airlines deals in Q2.

Hotels and Packages. Revenue from our Hotels and Packages business was INR 365.8 million (USD 4.4 million) in the three months ended September 30, 2023, as compared to INR 267.3 million (USD 3.2 million) in the three months ended September 30, 2022, reflecting an increase of 36.9%.

Adjusted Margin (1) for this segment increased by 15.6% to INR 278.3 million (USD 3.3 million) in the three months ended September 30, 2023 from INR 240.7 million (USD 2.9 million) in the three months ended September 30, 2022. In the three months ended September 30, 2023, Adjusted Margin (1)l for Hotels and Packages includes the add-back of customer promotional expenses, which had been reduced from Revenue as per IFRS 15 of INR 78.6 million (USD 0.9 million) against an add-back of INR 67.6 million (USD 0.8 million) in the three months ended September 30, 2022. The increase in Revenue and Adjusted Margin in the three months ended September 30, 2023 is on account of recovery in domestic travel, along with addition of new distribution partners and on account of change in mix of corporate business.

Other Services. Our Revenue from Other Services was INR 45.5 million (USD 0.5 million) in the three months ended September 30, 2023, an increase from INR 34.6 million (USD 0.4 million) in the three months ended September 30, 2022.

Adjusted Margin for this segment increased by 20.7% to INR 49.6 million (USD 0.6 million) in the three months ended September 30, 2023, from INR 41.1 million (USD 0.5 million) in the three months ended September 30, 2022. In the three months ended September 30, 2023, Adjusted Margin includes the add-back of consumer promotion expenses, which had been reduced from Revenue of INR 4.1 million (USD 0.1 million) against an add-back of INR 6.5 million (USD 0.1 million) in the three months ended September 30, 2022 pursuant to IFRS 15. This increase in Adjusted Margin is primarily due to an increase in revenue from our B2C other services.

(1)	See the section titled “Certain Non-IFRS Measures.”

Other Revenue. Our Other Revenue was INR 144.3 million (USD 1.7 million) in the three months ended September 30, 2023, an increase from INR 100.9 million (USD 1.2 million) in the three months ended September 30, 2022 due to an increase in advertising revenue.

Other Income. Our Other Income decreased to INR 24.8 million (USD 0.3 million) in the three months ended September 30, 2023 from INR 63.5 million (USD 0.8 million) in the three months ended September 30, 2022 due to due to decrease in write back of liabilities no longer required to be paid.

Personnel Expenses. Our personnel expenses increased by 34.3% to INR 386.3 million (USD 4.7 million) in the three months ended September 30, 2023 from INR 287.6 million (USD 3.5 million) in the three months ended September 30, 2022. Excluding employee share-based compensation costs of INR 107.3 million (USD 1.3 million) in the three months ended September 30, 2023, compared to INR 36.5 million (USD 0.4 million) in the three months ended September 30, 2022, personnel expenses increased by 11.2% in the three months ended September 30, 2023 due to the impact of annual appraisal cycle.

Marketing and Sales Promotion Expenses. Marketing and Sales Promotion Expenses increased by 51.7% to INR 123.3 million (USD 1.5 million) in the three months ended September 30, 2023 from INR 81.3 million (USD 1.0 million) in the three months ended September 30, 2022. Adding back the expenses for consumer promotions and loyalty program costs, which have been deducted from Revenue per IFRS 15, our marketing spend would have been INR 832.3 million (USD 10.0 million) in the three months ended September 30, 2023 against INR 796.5 million (USD 9.6 million) in the three months ended September 30, 2022, increased by 4.5% on a YoY.

Other Operating Expenses. Other operating expenses decreased by 5.5% to INR 369.0 million (USD 4.4 million) in the three months ended September 30, 2023 from INR 390.7 million (USD 4.7 million) in the three months ended September 30, 2022 primarily due to decrease in provision for doubtful receivables and insurance cost, which is partially offset by increase in commission, legal and professional charges, payment gateway charges, travelling and conveyance.

Depreciation and Amortization. Our depreciation and amortization expenses increased by 2.7% to INR 48.2 million (USD 0.6 million) in the three months ended September 30, 2023 from INR 46.9 million (USD 0.6 million) in the three months ended September 30, 2022 primarily due to increase in amortization, which is partially offset by assets fully amortized/depreciated in previous period in the three months ended September 30, 2023.

Results from Operations. As a result of the foregoing factors, our Results from Operations were a loss of INR 120.6 million (USD 1.5 million) in the three months ended September 30, 2023. Our loss for the three months ended September 30, 2022 was INR 5.8 million (USD 0.1 million). Excluding the employee share-based compensation costs, Adjusted Results from Operations(1) would have been a loss of INR 13.3 million (USD 0.2 million) for three months ended September 30, 2023 as compared to a profit of INR 30.8 million (USD 0.4 million) for three months ended September 30, 2022.

(1)	See the section titled “Certain Non-IFRS Measures.”

Finance Income. Our finance income decreased to INR 7.5 million (USD 0.1 million) in the three months ended September 30, 2023 from INR 9.5 million (USD 0.1 million) in the three months ended September 30, 2022. This was primarily due to a decrease in the foreign exchange gain which is partially offset by an increase in interest income earned from our bank deposits.

Finance Costs. Our finance costs of INR 81.9 million (USD 1.0 million) in the three months ended September 30, 2023 which includes interest on the lease liability of INR 8.2 million (USD 0.1 million) increased by INR 21.9 million (USD 0.3 million) from finance cost of INR 60.0 million (USD 0.7 million) in the three months ended September 30, 2022, which includes interest on the lease liability of INR 9.1 million (USD 0.1 million). The increase was due to increase in interest on borrowings and increase in borrowings facilities which includes invoice discounting/working capital facilities and non-convertible debenture.

Listing and related expenses. Listing and related expenses relate to the expenses incurred in connection with the the initial public offering of Yatra Online Limited, our Indian subsidiary (“Indian IPO”),. During the three month ended September 30, 2023, the Company has incurred INR 68.2 million (USD 0.8 million) compared to an expense of INR 6.3 million (USD 0.1 million) during the three months ended September 30, 2022 is charged to the profit and loss.

Income Tax Expense. Our income tax expense during the three months ended September 30, 2023 was INR 9.6 million (USD 0.1 million) compared to INR 8.7 million (USD 0.1 million) during the three months ended September 30, 2022.

Loss for the Period. As a result of the foregoing factors, our loss in the three months ended September 30, 2023 was INR 272.9 million (USD 3.3 million) as compared to a loss of INR 71.2 million (USD 0.9 million) in the three months ended September 30, 2022. Excluding the employee share based compensation costs and listing and related expenses, the Adjusted loss(1) would have been INR 97.4 million (USD 1.2 million) for the three months ended September 30, 2023 and Adjusted Profit(1) of INR 28.4 million (USD 0.3 million) for the three months ended September 30, 2022.

Adjusted EBITDA(1). Due to the foregoing factors, Adjusted EBITDA Profit(1) decreased to INR 34.9 million (USD 0.4 million) in the three months ended September 30, 2023 from an Adjusted EBITDA Profit(1) of INR 77.7 million (USD 0.9 million) in the three months ended September 30, 2022.

Basic Loss per Share. Basic Loss per Share was INR 4.21 (USD 0.05) in the three months ended September 30, 2023 as compared to Basic Loss per share of INR 1.14 (USD 0.01) in the three months ended September 30, 2022. After excluding the employee share-based compensation costs and listing and related expenses, Adjusted Basic Loss per Share(1) would have been INR 2.38 (USD 0.03) in the three months ended September 30, 2023, as compared to Adjusted Basic Earnings INR 0.47 (USD 0.01) in the three months ended September 30, 2022.

Diluted Loss per Share. Diluted Loss per Share was INR 4.21 (USD 0.05) in the three months ended September 30, 2023 as compared to Diluted Loss per share of INR 1.14 (USD 0.01) in the three months ended September 30, 2022. After excluding the employee share-based compensation costs and listing and related expenses, Adjusted Diluted Loss per Share(1) would have been INR 2.38 (USD 0.03) in the three months ended September 30, 2023 as compared to Adjusted Diluted Earnings INR 0.47 (USD 0.01) in the three months ended September 30, 2022.

Liquidity. As of September 30, 2023, the balance of cash and cash equivalents and term deposits on our balance sheet was INR 7,174.4 million (USD 86.4 million).

(1)	See the section titled “Certain Non-IFRS Measures.”

Conference Call

The Company will host a conference call to discuss its unaudited results for the three months ended September 30, 2023 beginning at 8:30 AM Eastern Daylight Time (or 7:00 PM India Standard Time) on November 17, 2023. Dial in details for the conference call is as follows: US/International dial-in number: +1 404 975 4839. Confirmation Code: 182496 (Callers should dial in 5-10 minutes prior to the start time and provide the operator with the Confirmation Code). The conference call will also be available via webcast at https://events.q4inc.com/attendee/513072489 ..

Certain Non-IFRS Measures

As certain parts of our Revenue are recognized on a “net” basis and other parts of our Revenue are recognized on a “gross” basis, we evaluate our financial performance based on Adjusted Margin, which is a non-IFRS measure.

We believe that Adjusted Margin provides investors with useful supplemental information about the financial performance of our business and more accurately reflects the value addition of the travel services that we provide to our customers. The presentation of this non-IFRS information is not meant to be considered in isolation or as a substitute for our unaudited condensed consolidated financial results prepared in accordance with IFRS as issued by the International Accounting Standards Board (“IASB”). Our Adjusted Margin may not be comparable to similarly titled measures reported by other companies due to potential differences in the method of calculation.

In addition to referring to Adjusted Margin, we also refer to Adjusted EBITDA Profit, Adjusted Results from Operations, Adjusted Profit/(Loss) for the Period and Adjusted Basic and Adjusted Diluted Earnings/(Loss) Per Share which are also non-IFRS measures. For our internal management reporting, budgeting and decision-making purposes, including comparing our operating results to that of our competitors, these non-IFRS financial measures exclude employee share-based compensation cost, impairment of loan to joint venture and listing and related expenses. Our non-IFRS financial measures reflect adjustments based on the following:

●	Employee share-based compensation cost - The compensation cost to be recorded is dependent on varying available valuation methodologies and subjective assumptions that companies can use while valuing these expenses especially when adopting IFRS 2 “Share-based Payment”. Thus, the management believes that providing non-IFRS financial measures that exclude such expenses allows investors to make additional comparisons between our operating results and those of other companies.

●	Impairment of loan to joint venture - The impairment cost to be recorded is dependent on varying available valuation methodologies and subjective assumptions that companies can use while valuing the fair value of the assets on the balance sheet date. Thus, the management believes that providing non-IFRS financial measures that exclude such expenses allows investors to make additional comparisons between our operating results and those of other companies.
●	Listing and related expenses - These primarily reflect the non-recurring expenses incurred on the Indian IPO process.

We evaluate the performance of our business after excluding the impact of the above measures and believe it is useful to understand the effects of these items on our results from operations, Profit/(Loss) for the period and Basic and Diluted Loss Per Share. The presentation of these non-IFRS measures is not meant to be considered in isolation or as a substitute for our unaudited condensed consolidated financial results prepared in accordance with IFRS as issued by the IASB. These non-IFRS measures may not be comparable to similarly titled measures reported by other companies due to potential differences in the method of calculation.

A limitation of using Adjusted EBITDA Profit, Adjusted Results from Operations, Adjusted Profit/(Loss) for the period and Adjusted Basic and Adjusted Diluted Earnings/(Loss) Per Share as against using measures in accordance with IFRS as issued by the IASB are that these non-IFRS financial measures exclude share-based compensation cost, listing and related expenses, impairment of loan to joint venture and depreciation and amortization in case of Adjusted EBITDA profit. Management compensates for this limitation by providing specific information on the IFRS amounts excluded from Adjusted EBITDA profit, Adjusted Results from Operations, Adjusted Profit/(Loss) for the Period and Adjusted Basic and Adjusted Diluted Earnings/(Loss) Per Share.

The following table reconciles our Losses for the periods (an IFRS measure) to Adjusted EBITDA (a non-IFRS measure) for the periods indicated:

Reconciliation of Adjusted EBITDA (unaudited)	Three months ended		Six months ended
Amount in INR thousands	September 30, 2022	September 30, 2023	September 30, 2022	September 30, 2023
Loss for the period as per IFRS	(71,221)	(272,862)	(78,185)	(296,806)
Employee share-based compensation costs	36,531	107,256	71,021	121,671
Depreciation and amortization	46,947	48,230	102,091	96,498
Impairment of loan to joint venture	-	-	1,000	-
Finance income	(9,540)	(7,493)	(19,861)	(15,961)
Finance costs	59,979	81,918	90,683	167,357
Listing and related expenses	6,293	68,221	16,933	54,238
Tax expense	8,728	9,618	17,580	23,296
Adjusted EBITDA	77,717	34,888	201,262	150,293

Reconciliation of Adjusted Results from Operations (unaudited)	Three months ended		Six months ended
Amount in INR thousands	September 30, 2022	September 30, 2023	September 30, 2022	September 30, 2023
Results from operations (as per IFRS)	(5,761)	(120,598)	27,150	(67,876)
Employee share-based compensation costs	36,531	107,256	71,021	121,671
Impairment of loan to joint venture	-	-	1,000	-
Adjusted Results from Operations	30,770	(13,342)	99,171	53,795

Reconciliation of Adjusted Loss (unaudited)	Three months ended		Six months ended
Amount in INR thousands	September 30, 2022	September 30, 2023	September 30, 2022	September 30, 2023
Profit/(Loss) for the period (as per IFRS)	(71,221)	(272,862)	(78,185)	(296,806)
Employee share-based compensation costs	36,531	107,256	71,021	121,671
Impairment of loan to joint venture	-	-	1,000	-
Listing and related expenses	6,293	68,221	16,933	54,238
Adjusted Profit/(Loss) for the period	(28,397)	(97,385)	10,769	(120,897)

	Three months ended		Six months ended
Reconciliation of Adjusted Basic Earnings/(Loss) (Per Share) (unaudited)	September 30, 2022	September 30, 2023	September 30, 2022	September 30, 2023
Basic Earnings/(Loss) per share (as per IFRS)	(1.14)	(4.21)	(1.26)	(4.61)
Employee share-based compensation costs	0.57	1.14	1.12	1.30
Impairment of loan to joint venture			0.02
Listing and related expenses	0.10	0.69	0.27	0.55
Adjusted Basic Earnings/(Loss) Per Share	(0.47)	(2.38)	0.15	(2.76)

	Three months ended		Six months ended
Reconciliation of Adjusted Diluted Earnings/(Loss) (Per Share) (unaudited)	September 30, 2022	September 30, 2023	September 30, 2022	September 30, 2023
Diluted Earnings/(Loss) per share (as per IFRS)	(1.14)	(4.21)	(1.26)	(4.61)
Employee share-based compensation costs	0.57	1.14	1.12	1.30
Impairment of loan to joint venture			0.02
Listing and related expenses	0.10	0.69	0.27	0.55
Adjusted Diluted Earnings/(Loss) Per Share	(0.47)	(2.38)	0.15	(2.76)

The following table reconciles our Revenue (an IFRS measure), to Adjusted Revenue (a non-IFRS measure):

Reconciliation of Revenue (an IFRS measure) to Adjusted Revenue (a non-IFRS measure)

	Reportable Segments
	Air Ticketing		Hotels and Packages		Other Services
	Three months ended September 30,
Amount in INR thousands (Unaudited)	2022	2023	2022	2023	2022	2023
Revenue as per IFRS - Rendering of services	428,595	391,961	267,281	365,820	34,599	45,459
Customer promotional expenses	641,149	626,315	67,575	78,576	6,454	4,102
Service cost	-	-	(94,148)	(166,125)
Adjusted Margin	1,069,744	1,018,276	240,708	278,271	41,053	49,561

	Reportable Segments
	Air Ticketing		Hotels and Packages		Other Services
	Six Months ended September 30,
Amount in INR thousands	2022	2023	2022	2023	2022	2023
Revenue	804,289	881,330	657,983	818,375	82,126	72,177
Add: Customer promotional expenses	1,060,333	1,295,978	126,239	152,662	10,363	10,112
Service cost	-	-	(240,861)	(385,145)
Other income	-	-	-	-
Adjusted Revenue	1,864,622	2,177,308	543,361	585,892	92,489	82,289

Safe Harbor Statement

This earnings release contains certain statements concerning the Company’s future growth prospects and forward-looking statements, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995, as amended. These forward-looking statements are based on the Company’s current expectations, assumptions, estimates and projections about the Company and its industry. These forward-looking statements are subject to various risks and uncertainties. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “will,” “project,” “seek,” “should” similar expressions and the negative forms of such expressions. Such statements include, among other things, statements regarding the long-term growth trajectory for the Indian travel market, statements concerning management’s beliefs as well as our strategic and operational plans; the anticipated benefits of the Indian IPO; the degree to which and how we will utilize debt facilities or the proceeds from the Indian IPO and the results we anticipate from how such funds are utilized; and our future financial performance, including statements about our Revenue, cost of Revenue, operating expenses, our expectations regarding Air Ticketing margin improvements and our ability to achieve and maintain profitability, strengthen our balance sheet or take advantage of the rapidly recovering leisure and business travel market in India. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, the impact of increasing competition in the Indian travel industry and our expectations regarding the development of our industry and the competitive environment in which we operate; the slowdown in Indian economic growth and other declines or disruptions in the Indian economy in general and travel industry in particular, including disruptions caused by safety concerns, terrorist attacks, regional conflicts (including the ongoing conflict between Ukraine and Russia), pandemics and natural calamities, our ability to successfully negotiate our contracts with airline suppliers and global distribution system service providers and mitigate any negative impacts on our Revenue that result from reduced commissions, incentive payments and fees we receive; the risk that airline suppliers (including our GDS service providers) may reduce or eliminate the commission and other fees they pay to us for the sale of air tickets; our ability to pursue strategic partnerships and the risks associated with our business partners; the potential impact of recent developments in the Indian travel industry on our profitability and financial condition; political and economic stability in and around India and other key travel destinations; our ability to maintain and increase our brand awareness; our ability to realize the anticipated benefits of any past or future acquisitions; our ability to successfully implement our growth strategy; our ability to attract, train and retain executives and other qualified employees, including suitable replacements for any members of our senior management team or other employees who may seek other employment opportunities as a result of the certain cost reduction initiatives that we have taken in response to the COVID-19 pandemic; and our ability to successfully implement any new business initiatives. These and other factors are discussed in our reports filed with the U.S. Securities and Exchange Commission. All information provided in this earnings release is provided as of the date of issuance of this earnings release, and we do not undertake any obligation to update any forward-looking statement, except as required under applicable law.

About Yatra Online, Inc.

Yatra Online, Inc. is the ultimate parent company of Yatra Online Limited, a public listed company on the NSE and BSE (Formerly known as Yatra Online Private Limited, hereinafter referred to as “Yatra India”), whose corporate office is based in Gurugram, India. Yatra India is India’s largest corporate travel services provider in terms of number of corporate clients with approximately 813 large corporate customers and approximately 50,000 registered SME customers and the third largest online travel company (OTC) in India among key OTA players in terms of gross booking revenue and operating revenue for Fiscal 2023 (Source: CRISIL Report). Leisure and business travelers use Yatra India’s mobile applications, its website, www.yatra.com, and its other offerings and services to explore, research, compare prices and book a wide range of travel-related services. These services include domestic and international air ticketing on nearly all Indian and international airlines, as well as bus ticketing, rail ticketing, cab bookings and ancillary services within India. With approximately 105,600 hotels in approximately 1,490 cities and towns in India as well as more than 2 million hotels around the world, Yatra India has the largest hotel inventory amongst key Indian online travel agency (OTA) players (Source: CRISIL Report).

For more information, please contact:

Manish Hemrajani

Yatra Online, Inc.

VP, Head of Corporate Development and Investor Relations

ir@yatra.com

Yatra Online, Inc.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENT OF PROFIT OR LOSS AND OTHER COMPREHENSIVE LOSS FOR THREE AND SIX MONTHS ENDED SEPTEMBER 30, 2023

(Amount in thousands, except per share data and number of shares)

	Three months ended September 30,			Six months ended September 30,
	2022	2023		2022	2023
	INR	INR	USD	INR	INR	USD
	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited
Revenue
Rendering of services	730,475	803,239	9,668	1,544,399	1,771,881	21,327
Other revenue	100,903	144,335	1,737	186,024	281,509	3,388
Total revenue	831,378	947,574	11,405	1,730,423	2,053,390	24,715
Other income	63,474	24,780	298	83,118	41,593	501

Service cost	94,148	166,125	2,000	240,861	385,145	4,636
Personnel expenses	287,557	386,282	4,650	557,455	662,081	7,969
Marketing and sales promotion expenses	81,291	123,311	1,484	112,191	254,329	3,061
Other operating expenses	390,670	369,004	4,442	772,793	764,806	9,206
Depreciation and amortization	46,947	48,230	581	102,091	96,498	1,162
Impairment of loan to Joint venture	-	-	-	1,000	-	-
Results from operations	(5,761)	(120,598)	(1,454)	27,150	(67,876)	(818)

Finance income	9,540	7,493	90	19,861	15,961	192
Finance costs	(59,979)	(81,918)	(986)	(90,683)	(167,357)	(2,014)
Listing and related expenses	(6,293)	(68,221)	(821)	(16,933)	(54,238)	(653)
Loss before taxes	(62,493)	(263,244)	(3,171)	(60,605)	(273,510)	(3,293)
Tax expense	(8,728)	(9,618)	(116)	(17,580)	(23,296)	(280)
Loss for the period	(71,221)	(272,862)	(3,287)	(78,185)	(296,806)	(3,573)

Other comprehensive loss
Items not to be reclassified to profit or loss in subsequent periods (net of taxes)
Remeasurement gain on defined benefit plan	(10,634)	(1,041)	(13)	(9,772)	(971)	(11)
Items that are or may be reclassified subsequently to profit or loss (net of taxes)
Foreign currency translation differences loss	(12,997)	(29,379)	(354)	(23,201)	(14,168)	(170)
Other comprehensive loss for the period, net of tax	(23,631)	(30,420)	(367)	(32,973)	(15,139)	(181)
Total comprehensive loss for the period, net of tax	(94,852)	(303,282)	(3,654)	(111,158)	(311,945)	(3,754)

Loss attributable to :
Owners of the Parent Company	(71,372)	(269,396)	(3,243)	(79,096)	(294,190)	(3,541)
Non-Controlling interest	151	(3,466)	(44)	911	(2,616)	(32)
Loss for the period	(71,221)	(272,862)	(3,287)	(78,185)	(296,806)	(3,573)

Total comprehensive loss attributable to :
Owners of the Parent Company	(94,850)	(299,485)	(3,605)	(111,925)	(309,001)	(3,719)
Non-Controlling interest	(2)	(3,797)	(49)	767	(2,944)	(35)
Total comprehensive loss for the period	(94,852)	(303,282)	(3,654)	(111,158)	(311,945)	(3,754)

Loss per share
Basic	(1.14)	(4.21)	(0.05)	(1.26)	(4.61)	(0.06)
Diluted	(1.14)	(4.21)	(0.05)	(1.26)	(4.61)	(0.06)

Weighted average no. of shares
Basic	62,771,809	63,955,457	63,955,457	62,706,102	63,844,450	63,844,450
Diluted	62,771,809	63,955,457	63,955,457	62,706,102	63,844,450	63,844,450

Yatra Online, Inc.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION

AS AT SEPTEMBER 30, 2023

(Amounts in thousands, except per share data and number of shares)

	March 31, 2023	September 30, 2023	September 30, 2023
	INR	INR	USD
	Audited	Unaudited
Assets
Non-current assets
Property, plant and equipment	45,843	47,411	571
Right-of-use assets	200,760	178,434	2,148
Intangible assets and goodwill	778,963	807,542	9,720
Prepayments and other assets	1,177	1,058	13
Other financial assets	49,864	30,693	369
Term deposits	6,158	1,911,673	23,010
Other non financial assets	195,491	197,638	2,379
Deferred tax asset	11,086	11,418	137
Total non-current assets	1,289,342	3,185,867	38,347

Current assets
Inventories	76	52	1
Trade and other receivables	3,061,210	3,924,455	47,237
Prepayments and other assets	951,924	1,058,623	12,743
Income tax recoverable	308,716	366,393	4,408
Other financial assets	68,997	105,971	1,276
Term deposits	581,217	465,571	5,604
Cash and cash equivalents	503,601	4,797,149	57,741
Total current assets	5,475,741	10,718,214	129,010

Total assets	6,765,083	13,904,081	167,357

Equity and liabilities
Equity
Share capital	850	854	10
Share premium	20,388,799	20,464,517	246,323
Treasury shares	(11,219)	(11,219)	(135)
Other capital reserve	281,394	321,362	3,868
Accumulated deficit	(19,921,095)	(15,012,193)	(180,696)
Foreign currency translation reserve	(31,034)	(45,202)	(544)
Total equity attributable to equity holders of the Company	707,695	5,718,119	68,826
Total Non-controlling interest	11,624	2,221,072	26,734
Total equity	719,319	7,939,191	95,560

Non-current liabilities
Borrowings	19,274	275,981	3,322
Deferred tax liability	7,150	5,749	69
Employee benefits	40,747	41,581	500
Lease liability	203,393	177,292	2,134
Total non-current liabilities	270,564	500,603	6,025

Current liabilities
Borrowings	2,333,378	1,466,470	17,651
Trade and other payables	2,176,353	2,613,153	31,453
Employee benefits	56,020	48,972	589
Deferred revenue	45,721	5,889	71
Income taxes payable	31,850	54,984	662
Lease liability	47,835	49,941	601
Other financial liabilities	417,014	428,155	5,154
Other current liabilities	667,029	796,723	9,591
Total current liabilities	5,775,200	5,464,287	65,772
Total liabilities	6,045,764	5,964,890	71,797
Total equity and liabilities	6,765,083	13,904,081	167,357

Yatra Online, Inc.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

FOR SIX MONTHS ENDED SEPTEMBER 30, 2023

(Amount in INR thousands, except per share data and number of shares)

	Attributable to shareholders of the Parent Company
	Equity share capital	Equity share premium	Treasury shares	Accumulated deficit	Other capital reserve	Foreign currency translation reserve	Total	Non controlling interest	Total Equity
Balance as at April 1, 2023	850	20,388,799	(11,219)	(19,921,095)	281,394	(31,034)	707,695	11,624	719,319

Loss for the period				(294,190)			(294,190)	(2,616)	(296,806)

Other comprehensive loss
Foreign currency translation differences				-		(14,168)	(14,168)	-	(14,168)
Re-measurement gain on defined benefit plan				(641)		-	(641)	(330)	(971)
Total other comprehensive loss	-	-	-	(641)	-	(14,168)	(14,809)	(330)	(15,139)

Total comprehensive loss	-	-	-	(294,831)	-	(14,168)	(308,999)	(2,946)	(311,945)

Share based payments	-	-	-	5,988	115,690	-	121,678	-	121,678
Exercise of options	4	75,718	-	-	(75,722)	-	-	-	-
Change in non-controlling interest*	-	-	-	5,197,745	-	-	5,197,745	2,212,394	7,410,139

Total contribution by owners	4	75,718	-	5,203,733	39,968	-	5,319,423	2,212,394	7,531,817

Balance as at September 30, 2023	854	20,464,517	(11,219)	(15,012,193)	321,362	(45,202)	5,718,119	2,221,072	7,939,191

* Pursuant to fresh issue of shares by Indian subsidiary and sale of shares of Indian subsidiary by THCL as part of the Indian IPO, non-controlling interest share has increased from 1.41% to 35.54%. The Company has opted to allocate the transaction cost incurred to non-controlling interest, in accordance with IFRS 10.

Yatra Online, Inc.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

FOR SIX MONTHS ENDED SEPTEMBER 30, 2023

(Amount in thousands, except per share data and number of shares)

	Six months ended September 30,
	2022	2023	2023
	INR	INR	USD

Profit/(Loss) before tax	(60,605)	(273,511)	(3,292)
Adjustments for non-cash and non-operating items	173,724	222,866	2,683
Change in working capital	(898,318)	(122,218)	(1,471)
Direct taxes paid (net of refunds)	(61,978)	(59,603)	(717)
Net cash flows from/(used in) operating activities	(847,177)	(232,466)	(2,797)
Net cash flows (used in) investing activities	100,167	(1,862,084)	(22,413)
Net cash flows (used in) financing activities	265,853	6,399,655	77,030
Net decrease in cash and cash equivalents	(481,157)	4,305,105	51,820
Cash and cash equivalents at the beginning of the period	800,282	503,601	6,062
Effect of exchange differences on cash and cash equivalents	(29,749)	(11,557)	(141)
Cash and cash equivalents at the end of the period	289,376	4,797,149	57,741

Yatra Online, Inc.

OPERATING DATA

The following table sets forth certain selected unaudited condensed consolidated financial and other data for the periods indicated:

	For the three months ended September 30,		For the six months ended September 30,
(In thousands except percentages)	2022	2023	2022	2023
Quantitative details *
Air Passengers Booked	1,266	1,660	2,556	3,485
Stand-alone Hotel Room Nights Booked	412	440	997	931
Packages Passengers Travelled	5	5	10	11
Gross Bookings
Air Ticketing	13,200,796	14,771,705	28,038,334	31,695,664
Hotels and Packages	1,947,481	2,183,857	4,151,792	4,587,999
Other Services	745,371	564,710	1,570,738	1,070,985
Total	15,893,648	17,520,272	33,760,864	37,354,648
Adjusted Margin
Adjusted Margin - Air Ticketing	1,069,744	1,018,276	1,864,622	2,177,307
Adjusted Margin - Hotels and Packages	240,708	278,271	543,361	585,892
Adjusted Margin - Other Services	41,053	49,561	92,489	82,288
Others (Including Other Income)	164,377	169,115	269,143	323,102

Adjusted Margin %**
Air Ticketing	8.1%	6.9%	6.7%	6.9%
Hotels and Packages	12.4%	12.7%	13.1%	12.8%
Other Services	5.5%	8.8%	5.9%	7.7%

* Quantitative details are considered on Gross basis.

** Adjusted Margin % is defined as Adjusted Margin as a percentage of Gross Bookings.